
Peoples
BANCORP®

INVESTOR PRESENTATION

2ND QUARTER 2021

WORKING TOGETHER BUILDING SUCCESS



TABLE OF CONTENTS

SAFE HARBOR **STATEMENT**

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the "2020 Form 10-K"), and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, each of which is available on the Securities and Exchange Commission's ("SEC") website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2020 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.


Peoples
BANCORP


WORKING
TOGETHER
BUILDING
SUCCESS

PROFILE, INVESTMENT RATIONALE, CULTURE AND STRATEGY


NASDAQ: PEBO



PEOPLES BANK GEOGRAPHIC FOOTPRINT IS SOON TO INCLUDE VA, MD AND DC

PEBO FOOTPRINT

COUNTIES WHERE PEBO HAS TOP 3 MARKET SHARE*

COUNTIES WHERE PEBO HAS OVER $100 MILLION OF DEPOSITS AND IS NOT IN TOP 3 MARKET SHARE*

ADDITIONAL FOOTPRINT PENDING PREMIER BANCORP ACQUISITION

OH
KY
WV
MD
DC
VA

PEBO SNAPSHOT AS OF JUNE 30, 2021

Loans: $3.4 billion
Assets: $5.1 billion
Deposits: $4.2 billion
Market Cap: $582 million
Assets Under Admin/Mgmt: $3.1 billion

* According to FDIC annual summary of deposits as of June 2020.


INVESTMENT
RATIONALE


NASDAQ: PEBO

UNIQUE COMMUNITY BANKING MODEL

- Strongest deposit market share positions in more rural markets where we can affect pricing
- Presence near larger cities puts us in a position to capture lending opportunities in more urban markets (e.g. Cincinnati, Cleveland & Columbus)
- Greater revenue diversity (non-interest income, excluding gains and losses, as a percent of total revenue was 31% for first six months of 2021) than the average $1 - 10 billion bank
- Strong community reputation and active involvement
- 14 local market teams capable of out-maneuvering larger banks
- More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, premium financing, etc.)
- Nationwide insurance premium financing and equipment leasing businesses

STRONG, DIVERSE BUSINESSES EARNING NON-INTEREST INCOME

- 20th largest bank-owned insurance agency, with expertise in commercial, personal, life and health
- Wealth management – $3.1 billion in assets under administration and management, including brokerage, trust and retirement planning

CAPACITY TO GROW OUR FRANCHISE

- Strong capital and fundamentals to support M&A strategy
- Proven integration capabilities and scalable infrastructure

COMMITTED TO DISCIPLINED EXECUTION

- Strong, integrated enterprise risk management process
- Dedicated to delivering positive operating leverage
- Focused on business line performance and contribution, operating efficiency and credit quality
- Disciplined credit practice as indicated by portfolio construction and portfolio data

ATTRACTIVE DIVIDEND OPPORTUNITY

- Targeting 40% to 50% payout ratio under normal operating environment
- Dividend paid increased from $0.15 per share for Q1 2016 to $0.36 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at July 19, 2021 was 5.02%



OUR VISION

Our vision is to be the
BEST COMMUNITY BANK IN AMERICA

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MATTERS

Peoples is committed to conducting its business in a manner that aligns with the core values represented by the Promise Circle. This includes how we approach Enviromental, Social and Governance ("ESG") matters. Whether it is instituting a $15 minimum wage for our associates, creating a culture of coaching each other for continuous improvement, donating over $1 million to charities serving our communities in 2020, or leading the way with making Paycheck Protection Program ("PPP") loans to help small businesses during COVID-19, our actions are guided by these core values. We believe that this is key to the sustainability of our business and the long-term success of Peoples. More about our ESG practices can be found on our website at: **peoplesbancorp.com/about-us/about-peoples**

OUR VALUES

PROMISE CIRCLE

Peoples' core values are represented by our Promise Circle, which represents how we do business and our never-ending pursuit of creating value for our clients, our associates, our communities and our shareholders.


C
CLIENTS FIRST
I
INTEGRITY ALWAYS
R
RESPECT FOR ALL
C
COMMITMENT TO COMMUNITY
L
LEAD THE WAY
E
EXCELLENCE IN EVERYTHING
PEBO Promise CIRCLE

2021 EXTERNAL RECOGNITION



NASDAQ: PEBO



Forbes 2021
BEST-IN-STATE
BANKS
POWERED BY STATISTA



Peoples Bank was ***one of only 16 banks*** nationally to make Forbes list of **Best-In-State Banks** in 2 or more states.



2021
BEST OF THE
MOV
#1 WINNER
CLUTCH MOV

MID-OHIO VALLEY



The Marietta Times
2021
Readers' Choice
Award Winner



Best Between The Lakes

JOHNSON COUNTY, KY

Best of the BEST

FLOYD COUNTY, KY



BEST IN THE VALLEYS

PIKE COUNTY, KY



TOP
WORK
PLACES
2021
THE PLAIN DEALER
cleveland.com



TOP
WORK
PLACES
2021
Cincinnati.com
The Enquirer

Peoples Bank has won **TOP workplace** recognition in Cleveland for three straight years



STRATEGIC ROAD MAP FOR **BEST COMMUNITY BANK IN AMERICA**

- **Commitment to Superior Shareholder Returns**
- **Clients' 1st Choice for Banking, Investing and Insurance**
- **Great Place to Work**
- **Meaningful Impact on Our Communities**

RESPONSIBLE RISK MANAGEMENT

- Embrace Risk Management
- Know the Risks: Strategic, Reputation, Credit, Market, Liquidity, Operational, Compliance
- Do Things Right the First Time
- Raise Your Hand
- Discover the Root Cause
- Excel at Change Management

EXTRAORDINARY CLIENT EXPERIENCE

- Delight the Client
- Deliver Expert Advice and Solutions
- Provide a Consistent Client Experience
- Lead Meaningful Client Reviews
- Evolve the Mobile Experience
- DWYSYWD

PROFITABLE REVENUE GROWTH

- Acquire, Grow and Retain Clients
- Earn Client Referrals
- Understand Client Needs and Concerns
- Live the Sales and Service Processes
- Value Our Skills and Expertise
- Operate Efficiently
- Execute Thoughtful Mergers and Acquisitions

FIRST CLASS WORKPLACE

- Hire for Values
- Strive for Excellence
- Invest in Each Other
- Promote a Culture of Learning
- Coach in Every Direction
- Recognize and Reward Performance
- Balance Work and Life
- Cultivate Diversity
- Spread Goodness


WORKING
TOGETHER
BUILDING
SUCCESS

COVID-19 CREDIT IMPACT, CAPITAL & LIQUIDITY



THE CHANGES THAT THE PANDEMIC HAS HAD ON OUR INDUSTRY HAVE BEEN WIDESPREAD AND SWEEPING.

CLIENTS

- COVID-19 changed the way we provide our products and services, which is now more digital
- Redesigned lobbies to enable social distancing
- One of two banks to partner with JobsOhio to allow clients to obtain up to $200,000 in additional financing on terms that were favorable to the clients, subject to certain eligibility requirements
- Highest PPP loan production in phase 1 for all banks in Ohio, Kentucky and West Virginia*
- Peak of COVID-19 related loan payment deferrals of $528 million at the end of June 2020. At the end of June 2021, total loan payment deferrals were down to $17.5 million.

ASSOCIATES

- Created assistance programs for associates including paying for unexpected childcare and/or elder care
- Made donation of $100,000 to our employee assistance program
- Enabled remote work capabilities as appropriate

COMMUNITIES

- Peoples Bank Foundation made the most annual donations since its inception at almost $750,000 in 2020. One of 3 initial corporate sponsors (Kroger, Bose) of Joe Burrow Hunger Relief Fund.
- Associates donated an additional $182,747 to local food banks and pantries as of June 30, 2021


Peoples
BANK
$182,747
AMOUNT RAISED BY
ASSOCIATE DONATIONS
TO LOCAL FOOD BANKS
DURING PANDEMIC

* As a percentage of total loan balances through April 16, 2020

CREDIT RISK
MANAGEMENT PROCESS


NASDAQ: PEBO

LOANS & LEASES* PORTFOLIO COMPOSITION

- Robust concentration management process focused on portfolio risk diversification
- Relationship based lending
- Commercial Real Estate (CRE) and Commercial & Industrial (C&I) are balanced with Consumer
- CRE financing for "A" tier developers only
- CRE is 125% of risk based capital at 3/31/2021
- Very limited out of market lending
- Growing consumer portfolios organically and through acquisitions
- $5.1 billion bank with $25mm guideline for maximum loan exposure per relationship

POLICY / UNDERWRITING STANDARDS

- Experienced, independent commercial and consumer underwriters
    - Comprehensive commercial underwriting package includes standardized loan covenant language, sensitivity analysis, and industry research
- Risk appropriate CRE policy standards that vary by asset class
- Established limits on policy exceptions; volume and trends monitored monthly
- Use of government guarantee programs when appropriate
- Abbreviated approval process for loan exposures < $1.0mm
- Use of automated underwriting systems to evaluate all residential loan requests (e.g. Fannie Mae Desktop Underwriter)

*Also referred to throughout this document as "total loans" and "loans held for investment"

MANAGEMENT & MONITORING

- Clear segregation of duties between sales & credit functions
    - Signature approval process with Credit Administration representation
    - Centralized risk rating, borrowing base monitoring, covenant tracking and testing
    - Consistent documentation and loan funding process centrally managed by Credit Administration with second review
- Experienced workout team dedicated to proactive rehabilitation or exit
- Construction loan monitoring and funding process independently managed by Credit Administration staff

OVERSIGHT

- Board approval required for loan relationships > $30mm
- External loan review by large accounting and advisory firm
- Quarterly Criticized Asset Review (CAR) meetings for loans > $500m
- Quarterly review of Systemically Important Relationships (SIRs)
- Monthly Loan Quality Committee meetings


ASSET
QUALITY
NASDAQ: PEBO

OUR DELINQUENCY AND NET CHARGE-OFF TRENDS HAVE REMAINED STABLE TO IMPROVING FOR FIVE YEARS.

Percentage of Loans Considered "Current"

12-31-17	12-31-18	12-31-19	12-31-20	3-31-21	6-30-21
98.6%	98.5%	98.5%	98.8%	99.0%	99.1%

100%
95%
90%

Percentage of Net Charge-Offs to Average Loans Annualized


0.375%
0.250%
0.125%
0.000%
0.15%
0.15%
0.04%
0.05%
0.13%
0.09%
2017
2018
2019
2020
3-31-21
6-30-21



ASSET
QUALITY



NASDAQ: PEBO

NPAS AS A PERCENTAGE OF TOTAL ASSETS HAVE CONSISTENTLY BEEN SUPERIOR TO MIDWEST BANKS WITH $1 TO $10 BILLION IN TOTAL ASSETS.

NPAS / ASSETS (axis: 0.0% – 1.2%)

Quarter	PEBO
Q2-17	0.57%
Q3-17	0.56%
Q4-17	0.49%
Q1-18	0.48%
Q2-18	0.46%
Q3-18	0.46%
Q4-18	0.49%
Q1-19	0.45%
Q2-19	0.47%
Q3-19	0.48%
Q4-19	0.50%
Q1-20	0.50%
Q2-20	0.54%
Q3-20	0.88%
Q4-20	0.84%
Q1-21	0.51%
Q2-21	0.53%

$1 TO $10 BILLION MIDWEST BANKS   PEBO

The accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.

Source: S&P Global Market Intelligence. Nonperforming assets include loans 90+ days past due and accruing, renegotiated loans, nonaccrual loans, and other real estate owned.


ASSET
QUALITY


NASDAQ: PEBO



NPAS AT 6/30/21 WERE PRIMARILY COMPOSED OF WELL-COLLATERALIZED COMMERCIAL REAL ESTATE AND RESIDENTIAL REAL ESTATE LOANS. DECREASE DURING Q2 2021 WAS MAINLY DUE TO C&I & RESIDENTIAL.*

$ MILLIONS

$30
$25
$20
$15
$10
$5
$0

Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21

CRE RESIDENTIAL C&I HELOC CONSUMER

* The accounting for purchased credit deteriorated loans under ASU 2016-13 resulted in the movement of $3.9 million of loans from the 90+ days past due and accruing category to the nonaccrual category on March 31, 2020. As of December 31, 2019, these loans were presented as 90+ days past due and accruing, although they were not accruing interest income, because they were accreting income from the discount that was recognized due to acquisition accounting.


ASSET
QUALITY


NASDAQ: PEBO

CLASSIFIED AND CRITICIZED LOANS AS A PERCENTAGE OF TIER 1 CAPITAL ARE WELL MANAGED.

	FY-17	FY-18	FY-19	Q1-20	Q2-20	Q3-20	Q4-20	Q1-21	Q2-21
CRITICIZED LOANS / TIER 1 CAPITAL + ALLL *	25.61%	28.10%	21.22%	19.58%	22.42%	26.54%	27.09%	24.74%	25.83%
CLASSIFIED LOANS / TIER 1 CAPITAL + ALLL *	13.14%	10.78%	14.49%	14.82%	14.15%	16.37%	15.52%	16.17%	15.70%

Y-axis: 0%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%

*In accordance with SEC reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.



CRE EXPOSURE IS WELL BELOW SUPERVISORY CRITERIA ESTABLISHED TO IDENTIFY INSTITUTIONS WITH HEIGHTENED CRE CONCENTRATION RISK.

- Exposure levels also compare favorably to peer institution concentration levels.

PEER BANK SUBS - CRE LOANS / RISK-BASED CAPITAL

400%
350%
300%
250%
200%
150%
100%
50%
0%
206%
125%
300% IS THE LEVEL CONSIDERED HEIGHTENED CRE CONCENTRATION RISK PER SUPERVISORY GUIDANCE
PFC
TSC
FCF
TMP
SYBT
CCNE
Universe $1-$10 B
CHCO
LKFN
FISI
SMMF
FRME
GABC
HBNC
CTBI
NWBI
FMNB
PEBO
PRK
THFF
SRCE

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 3/31/21. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 3/31/21 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: SMMF, FMNB.


CRE CONCENTRATION
ANALYSIS


NASDAQ: PEBO

PEBO IS MEANINGFULLY BELOW THE AVERAGE FOR $1-10 BILLION BANKS

PEER BANK SUBS - CONSTRUCTION, LAND AND LAND DEVELOPMENT LOANS / RISK-BASED CAPITAL

110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%

100% IS THE LEVEL CONSIDERED HEIGHTENED CONSTRUCTION, LAND AND LAND DEVELOPMENT CONCENTRATION RISK PER SUPERVISORY GUIDANCE.

47%

18%

SYBT FISI LKFN TSC CCNE STBA Universe $1-$10 B SMMF THFF HBNC GABC FRME FCF TMP CTBI FMNB PRK NWBI PEBO SRCE CHCO

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 3/31/21. Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD).

The Proxy Peer Group is used above for comparative purposes.

Note: For the following peers, 3/31/21 data was not required to be reported for banks less than $3.0 billion, so the data above represents the most recent that is available for these peers: SMMF, FMNB.



LOAN COMPOSITION REFLECTS HEALTHY RISK DIVERSITY.

TOTAL LOAN PORTFOLIO* = $3.2 BILLION, WHICH EXCLUDES $188 MILLION OF PPP LOANS


6
7
8
9
5
1
4
3
2

1 COMMERCIAL REAL ESTATE (CRE) 28%
2 COMMERCIAL & INDUSTRIAL 18%
3 RESIDENTIAL REAL ESTATE 17%
4 HOME EQUITY LINES OF CREDIT 4%
5 CONSUMER, INDIRECT 16%
6 CONSUMER, DIRECT 2%
7 PREMIUM FINANCE LOANS 3%
8 CONSTRUCTION 3%
9 LEASES 3%

TOTAL CRE PORTFOLIO** = $0.9 BILLION


1
11
2
3
10
4
9
5
8
7
6

1 APARTMENT 9%
2 MIXED USE 9%
3 LIGHT INDUSTRIAL 8%
4 GAS STATION 2%
5 OFFICE BUILDINGS 15%
6 RETAIL 9%
7 LODGING 5%
8 WAREHOUSE 7%
9 ASSISTED LIVING 8%
10 EDUCATION SERVICES 4%
11 OTHER 24%

TOTAL C&I PORTFOLIO = $0.8 BILLION


1
14
2
3
13
12
11
4
10
5
9
8
7
6

1 FOOD SERVICES 19%
2 AUTO, RV & FLOOR PLAN 9%
3 AMBULATORY HEALTH CARE SERVICES 4%
4 TRADE CONTRACTORS 5%
5 CONSTRUCTION OF BUILDINGS 5%
6 METAL MANUFACTURING 3%
7 MERCHANT WHOLESALERS 3%
8 WOOD PRODUCT MANUFACTURING 3%
9 OWNER OCCUPIED REAL ESTATE 4%
10 EDUCATIONAL SERVICES 4%
11 SCIENTIFIC & TECHNICAL SERVICES 2%
12 PLASTIC & RUBBER MANUFACTURING 2%
13 TRUCK TRANSPORTATION 2%
14 OTHER 35%

Data as of June 30, 2021.
*Excludes deposit overdrafts.
**Total CRE includes commercial real estate and construction loans, and exposure includes commitments.

CURRENT EXPECTED CREDIT LOSSES
SUMMARY



NASDAQ: PEBO

ECONOMIC FORECAST – KEY DRIVERS AT JUNE 30, 2021



US Unemployment
12%
6%
0%
5.16%
4.46%
4.01%
3.74%
Q3-21
Q4-21
Q1-22
Q2-22
Ohio Unemployment
12%
6%
0%
6.50%
6.73%
6.61%
4.97%
Q3-21
Q4-21
Q1-22
Q2-22
Ohio GDP
12%
6%
0%
3.92%
3.30%
2.97%
2.85%
Q3-21
Q4-21
Q1-22
Q2-22

PERTINENT CREDIT STATS AS OF JUNE 30, 2021

- Allowance for credit losses was $47.9 million, up from $44.9 million as of March 31, 2021 due to the North Star Leasing acquisition
- Allowance for credit losses as a percentage of total loans was 1.42%, and was up from 1.32% as of March 31, 2021*
- Nonperforming assets as a percentage of total loans was 0.80%
- Allowance for credit losses as a percent of nonperforming loans was 179%

CECL KEY ASSUMPTIONS

Day 1 CECL adoption resulted in a $5.8 million pre-tax increase to the allowance, driven by:

- Estimated life of loans
- 1 Year economic forecast as of 1.1.20
- Mix of acquired and organic loans
- 1 Year straight-line reversion
- Discounted Cash Flow (DCF) methodology

*The allowance for credit losses as a percentage of total loans would increase to 1.51% as of June 30, 2021 and 1.47% as of March 31, 2021, if PPP loans were excluded from each ratio.



PEBO IS IN LINE WITH PEERS AS OF MARCH 31, 2021

RESERVES AS A % OF LOANS*

Reserve as a % of Loans

3
2.5
2
1.5
1
0.5
0

1.42

Median, 1.23

Average, 1.19

SRCE THFF LKFN STBA HBNC GABC FCF PEBO SYBT SMMF NBTB PFC FISI CTBI CIVB FMNB PRK NWBI CCNE TMP CHCO TSC

Source: S&P Global Market Intelligence, Commercial Bank Call Report Data as of 3/31/2021. Peer TMP data was not available as of 3/31/2021, therfore 12/31/20 is presented. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2021.

*The allowance for credit losses as a percentage of total loans would increase to 1.51% as of June 30, 2021 and 1.47% as of March 31, 2021, if PPP loans were excluded from each ratio.

PRUDENT USE **OF CAPITAL**



NASDAQ: PEBO

ACQUISITIONS

- Bank acquisitions completed in 2014 (3), 2015 (1), 2018 (1), 2019 (1) and **one planned in Q3 2021**
- Insurance acquisitions completed in 2014 (1), 2015 (1), 2017 (2), 2020 (1), and **2021 (1)**
- One investment acquisition was completed in 2016
- One premium finance acquisition effective June 30, 2020
- **One equipment leasing acquisition effective March 31, 2021**

CAPITAL PRIORITIES

- Organic growth
- Dividends
- Acquisition activities
- Share repurchases

DIVIDENDS

- Dividend paid increased from $0.15 per share for Q1 2016 to $0.36 in the most recent quarter
- Consistently evaluate dividend and adjust accordingly – annualized dividend yield at July 19, 2021 was 5.02%

SHARE REPURCHASES

- Prudent repurchase of shares
- Repurchased shares in all four quarters of 2020



AS OF MARCH 31, 2021, OUR LOAN-TO-DEPOSIT RATIO WAS LOW COMPARED TO PEER GROUP, WHICH POSITIONS US WELL FROM A LIQUIDITY PERSPECTIVE.

LOANS / DEPOSITS - PEER GROUP

NOT TO SCALE

95%
90%
85%
80%
75%
70%

UNIV. $1- $10 B AVERAGE: 83.03%

79.22%

TSC STBA SRCE SMMF PRK SYBT PFC FCF LKFN NWBI CTBI CIVB TMP PEBO CCNE NBTB HBNC FISI CHCO FMNB GABC

Source: S&P Global Market Intelligence, as of 3/31/2021. Peer financial institutions are used in this presentation for comparative purposes and are referred to as the "Proxy Peer Group". The parent holding companies of these financial institutions did not comprise the peer group of financial institution holding companies used by Peoples' Compensation Committee in analyzing and setting executive compensation for 2021.



COST OF DEPOSITS



PEBO IS BELOW THE $1 - $10 BILLION BANK UNIVERSE IN TERMS OF COST OF DEPOSITS AS OF MARCH 31, 2021.

TOTAL DEPOSIT COST (%)

NOT TO SCALE
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.32
0.28*
TSC
CCNE
SMMF
LKFN
FMNB
CTBI
$1-10B Average
CHCO
PEBO
PFC
THFF
SRCE
HBNC
FISI
CIVB
TMP
NWBI
STBA
SYBT
GABC
NBTB
FCF
PRK

* Includes seven basis points related to cash flow hedges.


WORKING
TOGETHER
BUILDING
SUCCESS

Q2 & YTD 2021
FINANCIAL INSIGHTS

ACQUISITION OF NORTH STAR LEASING



NASDAQ: PEBO

ACQUISITION EFFECTIVE MARCH 31, 2021

- Founded in 1979 and headquartered in Burlington, VT, North Star Leasing (NSL) leases a broad range of essential equipment used by small-and medium-sized businesses across the U.S.
- NSL is an integrated originations, underwriting and servicing platform serving over 1,250 active vendors (80% of originations) and brokers (20%)
- Originations have grown 18% annually from 2014 to 2020


NORTH STAR
LEASING SM
A DIVISION OF PEOPLES BANK®

SECOND QUARTER 2021 HIGHLIGHTS

- Added over $12 million to lease balances since acquisition, resulting in annualized growth of 59% for the quarter
- Provided over $4 million in interest income and added 29 basis points to net interest margin for the second quarter of 2021

ORIGINATIONS ($000)


$25,806
$35,482
$36,383
$38,706
$49,615
$68,914
$69,674
$46,303
2014
2015
2016
2017
2018
2019
2020
YTD 2021

EQUIPMENT TYPE*


Restaurant 20%
Manufacturing 33%
Heavy Equipment 9%
Titled Vocational 5%
Other 27%
Medical 4%
Landscaping 3%

*As of June 30, 2021



- Holding company for Citizens Deposit Bank and Trust, Inc. and Premier Bank, Inc.
- Operates 48 branches across five states and Washington, D.C.
- Proven track record of profitability and capital generation
- Planned acquisition for late in the third quarter of 2021


CITIZENS
DEPOSIT BANK
YOUR FINANCIAL CORNERSTONE


PREMIER BANK

Company Overview	
Company Name	Premier Financial Bancorp, Inc.
Headquarters	Huntington,WV
Ticker	PFBI
Most Recent Quarter ("MRQ") Balance Sheet	
Total Assets ($000)	2,037,788
Total Loans ($000)	1,261,908
Total Deposits ($000)	1,696,439
Tangible Common Equity ($000)	193,837
Loans/Deposits (%)	74.4%
TCE/TA (%)	9.8%
MRQ Profitability	
Net income ($000)	6.550
ROAA (%)	1.35%
ROAE (%)	10.30%
Net Interest Margin (%)	3.59%
Efficiency Ratio (%)	49.8%

DEPOSIT FRANCHISE BY STATE


57.2%
22.5%
7.3%
6.2%
5.4%
1.4%
West Virginia
Kentucky
Ohio
Washington D.C.
Virginia
Maryland

West Virginia Deposit Market Share				
Rank Institution		Branches	Deposits ($000)	Market Share
1	Truist Financial Corp.	52	6,177,770	15.9%
2	United Bankshares Inc.	51	5,310,568	13.7%
3	WesBanco Inc.	44	3,316,050	8.5%
4	City Holding Co.	58	2,906,071	7.5%
5	Huntington Bancshares Inc.	28	2,262,262	5.8%
6	JPMorgan Chase & Co.	17	2,129,178	5.5%
7	Summit Financial Group Inc.	29	1,922,198	4.9%
8	MVB Financial Corp	12	1,542,394	4.0%
	Combined Company	**33**	**1,362,392**	**3.5%**
9	First Community Bankshares Inc	22	1,048,879	2.7%
10	Premier Financial Bancorp Inc.	25	927,938	2.4%

Source: S&P Global Market Intelligence
Note: MRQ is as of March 31, 2021. Deposit market share data as of June 30, 2020.

POWERFUL PRO FORMA FRANCHISE



NASDAQ: PEBO

- Attractively valued opportunities to expand the Peoples franchise
- Track record of acquisitions makes for efficient integration
- Positions Peoples well to capitalize on strengthening economic prospects



LEGACY PEOPLES BANK LOCATIONS
CITIZENS DEPOSIT BANK & TRUST
PREMIER BANK, INC.
CLEVELAND
OH
COLUMBUS
MARIETTA
CINCINNATI
LOUISVILLE
LEXINGTON
KY
CHARLESTON
WV
MD
WASHINGTON, DC
VA
RICHMOND
HAMPTON

PRO FORMA SNAPSHOT [1]

$7.2B+ Assets **$6.0B+** Deposits

$4.6B+ Loans **137** Locations

PRODUCTS & SERVICES

Banking Equipment Leasing

Insurance Premium Finance

Wealth Management

FINANCIALS [2]

$0.75 - $0.80
Accretion to 2022 EPS

~8.0%
TCE/TA

(1) Shown as of March 31, 2021; Excludes purchase accounting adjustments
(2) North Star Leasing transaction closed at the end of business on March 31, 2021 and PFBI transaction is expected to close in September 2021.
Note: Map locations above do not include Peoples Premium Finance (Lee's Summit, MO) and North Star Leasing (Burlington, VT)



FINANCIAL:

- Net income of $10.1 million for the second quarter of 2021, representing earnings per diluted common share of $0.51.
- Net interest income increased $4.1 million, or 11%, compared to the first quarter of 2021 and increased $4.8 million, or 14%, compared to the second quarter of 2020.
- Net interest margin increased 19 basis points to 3.45% for the second quarter of 2021, compared to 3.26% for the first quarter of 2021.
- Total non-interest income, excluding net gains and losses, increased $1.4 million, or 10%, compared to the second quarter of 2020.
  - Fee-based income comprised 31% of total revenue for the first six months of 2021.
- Asset quality metrics were generally stable during the second quarter of 2021.
  - Delinquency trends improved as loans considered current comprised 99.1% of the loan portfolio at June 30, 2021, compared to 99.0% at March 31, 2021.
- Loan growth of 4% annualized compared to March 31, 2021, excluding PPP payoffs and leases acquired from North Star Leasing.
- Period-end total deposit balances at June 30, 2021 decreased $71.6 million, or 2%, compared to March 31, 2021.

Peoples Bank is in the top third of peer group for social media followers




#2


#3


#5


#7

OUT OF PROXY PEER GROUP (21 BANKS)

Social media data as of July 1, 2021 for proxy peer group (based on Nasdaq symbol): STBA, FCF, GABC, HBNC, FRME, THFF, NWBI, PEBO, CCNE, SRCE, SMMF, CHCO, TMP, PRK, FMNB, LKFN, SYBT, FISI, PFC, CTBI, TSC




11:54
Back
Wallet
Peoples BANK
debit
•••• •••• •••• 4832
HEALTH SAVINGS
$596.22 Available Balance
Cardless Cash
Card Controls
Alerts
LINKED ACCOUNTS
PayPal
Pay
Add to Apple Wallet

PEOPLES BANK CONTINUES TO ADD TECHNOLOGY THAT CLIENTS CARE ABOUT

- Contactless debit cards
- Cardless cash (ability to use ATM via mobile app without debit card)
- Card Controls (ability to lock/unlock debit card)
- Transaction alerts
- Ability to setup PayPal & Apple Pay using debit card
- Zelle® - (Send & Receive money)
- Mobile check deposit
- Personal Financial Management tool (MX) available on online and mobile app
- Reset password on mobile app or online
- Stand alone Insurance App
- Stand alone Retirement App

7% ↑ **Increase in** mobile banking users
(June 2020 vs. June 2021)

32% ↑ **Increase in** card control active users
(June 2020 vs. June 2021)

10% ↑ **Increase in** mobile deposit monthly users
(June 2020 vs. June 2021)

51% ↑ **Increase in** active Zelle© users
(June 2020 vs. June 2021)


STOCK
PERFORMANCE


NASDAQ: PEBO



PEOPLES BANK HAS OUTPERFORMED THE PEER GROUP AND S&P 500 IN TERMS OF 1 YEAR TOTAL ANNUAL RETURN AS OF JUNE 30, 2021.

TOTAL ANNUAL RETURN AS OF JUNE 30, 2021


60%
50%
40%
30%
20%
10%
0%
47%
40%
41%
-4%
0%
19%
10%
10%
18%
1-YEAR
3-YEAR
5-YEAR

CUMULATIVE TOTAL RETURN FOR THE SIX MONTHS ENDED JUNE 2021


30%
20%
10%
0%
12%
17%
15%
PEBO
PEER GROUP
S&P 500

Total Return includes impact of dividends

Peers include: SRCE, NWBI, CHCO, CCNE, CTBI, PRK, SMNB, SCF, HBNC, PFC, SNMF, THFF, GABC, STBA, LKSN, SYBT, TMP, FISI, TSC, CIVB, NBTB

Source: Bloomberg



TOTAL REVENUE



TOTAL REVENUE OF $109 MILLION FOR FIRST SIX MONTHS OF 2021.

($ THOUSANDS)

	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
NON-INTEREST INCOME, EXCLUDING GAINS AND LOSSES	$47,441	$51,070	$52,653	$57,234	$64,892	$64,330	$33,413
NET INTEREST INCOME	$97,612	$104,865	$113,377	$129,612	$140,838	$138,923	$75,238

Beginning in the second quarter of 2018, Peoples benefited from the acquisition of ASB Financial Corp. Additionally, beginning in the second quarter of 2019, Peoples benefited from the acquisition of First Prestonsburg Bancshares Inc., in the third quarter of 2020 Peoples benefited from the acquisition of Triumph Premium Finance, and in the second quarter of 2021, Peoples benefited from the acquisition of North Star Leasing.

TOTAL INSURANCE REVENUE INCREASED 17% COMPARED TO FIRST SIX MONTHS OF 2020 AND TOTAL INVESTMENT REVENUE INCREASED 23% COMPARED TO FIRST SIX MONTHS OF 2020.

TOTAL INSURANCE REVENUE YTD 2021 **$8.6 MILLION**


5
4
1
3
2

1 P&C COMMERCIAL LINES 50%
2 PERFORMANCE BASED 23%
3 P&C PERSONAL LINES 15%
4 LIFE & HEALTH 10%
5 OTHER 2%

TOTAL INVESTMENT REVENUE YTD 2021 **$8.1 MILLION**


3
1
2

1 FIDUCIARY 50%
2 BROKERAGE 35%
3 EMPLOYEE BENEFITS 15%

EXPENSE & EFFICIENCY RATIO



THE RECENT ESCALATION IN EXPENSES WAS DUE TO ACQUISITIONS, AND AN INCREASE IN FTE'S FOR GROWTH AND TECHNOLOGY INVESTMENTS.

COVID-19 AND REDUCED NET INTEREST INCOME IMPACTED THE EFFICIENCY RATIO IN 2020 & 2021.


CORE NON-INTEREST EXPENSE
($ THOUSANDS) NOT TO SCALE
$125,000
$100,000
$75,000
$50,000
$25,000
FY-17
FY-18
FY-19
FY-20
YTD-21
CORE NON-INTEREST EXPENSES
NON-CORE EXPENSES


EFFICIENCY RATIO ADJUSTED FOR NON-CORE ITEMS
NOT TO SCALE
75%
73%
71%
69%
67%
65%
63%
61%
59%
57%
55%
61.85%
61.32%
61.09%
61.94%
64.56%
FY-17
FY-18
FY-19
FY-20
YTD-21

Non-US GAAP financial measure. See Appendix.

WE HAVE MADE STEADY PROGRESS ON THESE METRICS OVER THE RECENT YEARS. THE PROVISION FOR CREDIT LOSSES, INTEREST RATE ENVIRONMENT, AND OTHER ECONOMIC IMPACTS OF COVID-19 SIGNIFICANTLY IMPACTED THESE METRICS IN 2020 AND 2021.

RETURN ON AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1,2]



2.0%
1.5%
1.0%
0.5%
0.0%
0.62%
0.97%
1.08%
1.32%
1.42%
0.85%
1.21%
FY-15
FY-16
FY-17
FY-18
FY-19
FY-20
YTD-21

RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS[1,2]



NOT TO SCALE
15%
12%
9%
6%
3%
0%
7.32%
11.30%
11.40%
15.48%
15.32%
9.75%
16.27%
FY-15
FY-16
FY-17
FY-18
FY-19
FY-20
YTD-21

TANGIBLE BOOK VALUE PER SHARE[1]



NOT TO SCALE
$21
$20
$19
$18
$17
$16
$15
$14
$14.68
$15.89
$17.17
$18.30
$20.14
$19.99
$18.51
FY-15
FY-16
FY-17
FY-18
FY-19
FY-20
YTD-21

PPNR ADJUSTED FOR NON-CORE ITEMS[1,2]
PPNR TO TOTAL AVERAGE ASSETS ADJUSTED FOR NON-CORE ITEMS[1,2]



($ MILLIONS)
NOT TO SCALE
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
2.25%
2.00%
1.75%
1.50%
1.25%
$41.6
$50.4
$58.6
$68.4
$76.0
$74.5
$36.1
1.34%
1.52%
1.67%
1.77%
1.80%
1.57%
1.44%
FY-15
FY-16
FY-17
FY-18
FY-19
FY-20
YTD-21

[1] Non-US GAAP financial measure. See Appendix. [2] Presented on annualized basis.


TOTAL
LOAN GROWTH


NASDAQ: PEBO

TOTAL LOANS* WERE $3.4 BILLION AS OF JUNE 30 2021, WHICH INCLUDED $188 MILLION PPP LOANS.

($ MILLIONS) NOT TO SCALE

$3,500
$3,100
$2,700
$2,300
$1,900
$1,500

FY-15 FY-16 FY-17 FY-18 FY-19 FY-20 YTD-21

- TOTAL PPP LOANS
- TOTAL LEASES
- TOTAL PREMIUM FINANCE
- FIRST PRESTONSBURG ACQUIRED LOANS
- ASB ACQUIRED LOANS
- TOTAL LOANS NOT ACQUIRED DURING THE CALENDAR YEAR EXCEPT PPP LOANS
- AVERAGE LOAN BALANCES


EARNING
ASSET MIX


NASDAQ: PEBO



IN 2020, THE INCREASE IN TOTAL LOANS AS A PERCENTAGE OF EARNING ASSETS WAS DUE TO PPP LOANS.

TOTAL EARNING ASSETS (IN $BILLIONS)

$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0

PERCENTAGE OF TOTAL EARNING ASSETS

80%
70%
60%
50%
40%
30%
20%

	FY-17	FY-18	FY-19	FY-20	YTD-21
LOANS %	73%	76%	74%	80%	76%
INVESTMENTS %	27%	24%	26%	20%	24%

INVESTMENTS LOANS INVESTMENTS % LOANS %


DEPOSIT
GROWTH


NASDAQ: PEBO

DEPOSIT BALANCES BENEFITED FROM PPP LOAN PROCEEDS AND FISCAL STIMULUS FOR CONSUMERS AND COMMERCIAL CLIENTS.

($ MILLIONS) NOT TO SCALE

$4,000
$3,350
$2,700
$2,050
$1,400
$750
$100

$2,730
$2,955
$3,291
$3,910
$4,233

FY-17
FY-18
FY-19
FY-20
YTD-21

45%
DDAs*

BROKERED CERTIFICATES OF DEPOSIT
GOVERNMENTAL DEPOSIT ACCOUNTS
MONEY MARKET DEPOSIT ACCOUNTS
RETAIL CERTIFICATES OF DEPOSIT
SAVINGS ACCOUNTS
INTEREST-BEARING DDAs*
NON-INTEREST-BEARING DDAs*

*DDAs stands for demand deposit accounts and represents interest-bearing and non-interest bearing transaction accounts.


WORKING
TOGETHER
BUILDING
SUCCESS

Q2 & YTD 2021 APPENDIX



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. PPNR excludes income tax expense. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Income before income taxes	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ 42,646	$ 31,737
Add: Provision for loan/credit losses	14,097	3,539	3,772	5,448	2,504	26,254	–
Add: Loss on debt extinguishment	–	707	–	–	–	–	–
Add: Loss on OREO	530	34	116	35	98	120	–
Add: Loss on securities	–	1	–	147	–	368	538
Add: Loss on other assets	696	427	–	469	692	170	159
Add: Loss on other transactions	43	–	–	76	–	–	–
Less: Recovery of loan losses	–	–	–	–	–	–	1,661
Less: Gain on OREO	–	–	–	14	–	–	8
Less: Gains on securities	729	931	2,983	1	164	–	–
Less: Gains on other assets	–	35	28	76	8	–	–
Less: Gains on other transactions	–	–	25	168	–	–	–
Pre-provision net revenue	**$ 29,453**	**$ 49,024**	**$ 58,055**	**$ 60,857**	**$ 68,480**	**$ 69,558**	**$ 30,765**
Average assets *(in millions)*	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,739	$ 5,048
Pre-provision net revenue to average assets	0.95%	1.48%	1.65%	1.57%	1.62%	1.47%	1.23%


NASDAQ: PEBO


PRE-PROVISION NET REVENUE ADJUSTED FOR NON-CORE ITEMS

Pre-provision net revenue (PPNR) has become a key financial measure used by federal bank regulatory agencies when assessing the capital adequacy of financial institutions. PPNR adjusted for non-core items is defined as net interest income, excluding system upgrade revenue waived, acquisition-related costs, Peoples Bank Foundation, Inc. contribution, severance costs, COVID-19-related expenses and pension settlement charges, plus total non-interest income (excluding all gains and losses) minus total non-interest expense and, therefore, excludes the provision for loan losses and all gains and/or losses included in earnings. PPNR excludes income tax expense. As a result, PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Income before income taxes	$ 24,178	$ 14,816	$ 45,282	$ 57,203	$ 54,941	$ 65,358	$ 42,646	$ 31,737
Add: System upgrade revenue waived	–	–	85	–	–	–	–	–
Add: Acquisition-related expenses	4,752	10,722	–	341	7,262	7,287	489	4,311
Add: COVID-19 expenses	–	–	–	–	–	–	1,332	502
Add: System upgrade costs	–	–	1,259	–	–	–	–	–
Add: Other non-core costs	298	592	–	–	–	270	1,055	563
Add: Pension settlement charges	1,400	459	–	242	267	–	1,054	–
Add: Provision for loan/credit losses	339	14,097	3,539	3,772	5,448	2,504	26,254	–
Add: Loss on debt extinguishment	–	520	707	–	–	–	–	–
Add: Loss on OREO	68	529	34	116	35	98	120	–
Add: Loss on securities	–	–	1	–	147	–	368	538
Add: Loss on other assets	430	696	427	–	469	692	170	159
Add: Loss on other transactions	–	43	–	–	76	–	–	–
Less: Recovery of loan losses	–	–	–	–	–	–	–	1,661
Less: Gain on OREO	–	–	–	–	14	–	–	8
Less: Gains on securities	398	729	931	2,983	1	164	–	–
Less: Gains on other assets	–	–	35	28	76	8	–	–
Less: Gains on other transactions	67	–	–	25	168	–	–	–
Pre-provision net revenue	**$ 31,067**	**$ 41,702**	**$ 50,368**	**$ 58,638**	**$ 68,386**	**$ 76,037**	**$ 73,488**	**$ 36,141**
Average assets *(in millions)*	$ 2,241	$ 3,112	$ 3,320	$ 3,510	$ 3,872	$ 4,222	$ 4,739	$ 5,048
Pre-provision net revenue to average assets	1.39%	1.34%	1.52%	1.67%	1.77%	1.80%	1.55%	1.44%



CORE NON-INTEREST INCOME

Core non-interest income is a financial measure used to evaluate Peoples' recurring non-interest revenue stream. This measure is non-US GAAP since it excludes the impact of all gains and/or losses, and core banking system conversion revenue waived.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total noninterest income	$ 40,020	$ 46,382	$ 50,867	$ 55,573	$ 56,754	$ 64,274	$ 63,672	$ 32,724
Less: net gain (loss) on investment securities	398	729	930	2,983	(146)	164	(368)	(538)
Less: net loss on asset disposals and other transactions	(431)	(1,788)	(1,133)	(63)	(334)	(782)	(290)	(151)
Add: core banking system conversion revenue waived	–	–	85	–	–	–	–	–
Core non-interest income excluding gains and losses	**$ 40,053**	**$ 47,441**	**$ 51,155**	**$ 52,653**	**$ 57,234**	**$ 64,892**	**$ 64,330**	**$ 33,413**

CORE NON-INTEREST EXPENSE

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-US GAAP since it excludes the impact of core banking system conversion expenses, acquisition-related expenses, COVID-19-related expenses, pension settlement charges, and other non-recurring expenses.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total non-interest expense	$ 85,009	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 133,695	$ 77,886
Less: system conversion expenses	–	–	1,259	–	–	–	–	–
Less: acquisition-related expenses	4,752	10,722	–	341	7,262	7,287	489	4,311
Less: pension settlement charges	1,400	459	–	242	267	–	1,054	–
Less: COVID-19 expenses	–	–	–	–	–	–	1,332	502
Less: other non-core charges	298	592	–	–	–	270	1,055	563
Core noninerest expense	**$ 78,559**	**$ 103,308**	**$ 105,652**	**$ 107,392**	**$ 118,448**	**$ 129,693**	**$ 129,765**	**$ 72,510**



EFFICIENCY RATIO AND ADJUSTED FOR NON-CORE ITEMS

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income excluding all gains and all losses. This measure is non-US GAAP since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income. The efficiency ratio adjusted for non-core items is non-US GAAP since it excludes amortization of other intangible assets, non-core expenses, system upgrade revenue waived and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total noninterest expense	$ 85,009	$ 115,081	$ 106,911	$ 107,975	$ 125,977	$ 137,250	$ 133,695	$ 77,886
Less: amortization on other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	3,223	1,988
Adjusted total non-interest expense	83,581	111,004	102,881	104,459	122,639	133,891	130,472	75,898
Total non-interest income excluding net gains and losses	40,053	47,441	51,070	52,653	57,234	64,892	64,330	33,413
Net interest income	69,506	97,612	104,865	113,377	129,612	140,838	138,923	75,238
Add: fully taxable equivalent adjustment	1,335	1,978	2,027	1,912	881	1,068	1,054	578
Net interest income on a fully taxable equivalent basis	70,841	99,590	106,892	115,289	130,493	141,906	139,977	75,816
Adjusted revenue	$ 110,894	$ 147,031	$ 157,962	$ 167,942	$ 187,727	$ 206,798	$ 204,307	$ 109,229
Efficiency ratio	**75.37%**	**75.50%**	**65.13%**	**62.20%**	**65.33%**	**64.74%**	**63.86%**	**69.49%**
Core non-interest expense	$ 78,559	$ 103,308	$ 105,652	$ 107,392	$ 118,448	$ 129,693	$ 129,765	$ 72,510
Less: amortization on other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	3,223	1,988
	77,131	99,231	101,622	103,876	115,110	126,334	126,542	70,522
Core non-interest income excluding gains and losses	40,053	47,441	51,070	52,653	57,234	64,892	64,330	33,413
Net interest income on a fully taxable equivalent basis	70,841	99,590	106,892	115,289	130,493	141,906	139,977	75,816
Adjusted core revenue	110,894	147,031	157,962	167,942	187,727	206,798	204,307	109,229
Efficiency ratio adjusted for non-core items	**69.55%**	**67.49%**	**64.33%**	**61.85%**	**61.32%**	**61.09%**	**61.94%**	**64.56%**



TANGIBLE EQUITY TO TANGIBLE ASSETS AND TANGIBLE BOOK VALUE PER SHARE

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-US GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-US GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Total stockholders equity	$ 340,118	$ 419,789	$ 435,261	$ 458,592	$ 520,140	$ 594,393	$ 575,673	$ 585,505
Less: goodwill and other intangible assets	109,158	149,617	146,018	144,576	162,085	177,503	184,597	221,576
Tangible equity	**230,960**	**270,172**	**289,243**	**314,016**	**358,055**	**416,890**	**391,076**	**363,929**
Total assets	$ 2,567,769	$ 3,258,970	$ 3,432,348	$ 3,581,686	$ 3,991,454	$ 4,354,165	$ 4,760,764	$ 5,067,634
Less: goodwill and other intangible assets	109,158	149,617	146,018	144,576	162,085	177,503	184,597	221,576
Tangible assets	**2,458,611**	**3,109,353**	**3,286,330**	**3,437,110**	**3,829,369**	**4,176,662**	**4,576,167**	**4,846,058**
Tangible equity to tangible assets	**9.39%**	**8.69%**	**8.80%**	**9.14%**	**9.35%**	**9.98%**	**8.55%**	**7.51%**
Tangible equity	$ 230,960	$ 270,172	$ 289,243	$ 314,016	$ 358,055	$ 416,890	$ 391,076	$ 363,929
Common shares outstanding	14,836,727	18,404,864	18,200,067	18,287,449	19,565,029	20,698,941	19,563,979	19,660,877
Tangible book value per share	**$ 15.57**	**$ 14.68**	**$ 15.89**	**$ 17.17**	**$ 18.30**	**$ 20.14**	**$ 19.99**	**$ 18.51**



RETURN ON AVERAGE ASSETS AND ADJUSTED FOR NON-CORE ITEMS

The return on average assets adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, Peoples Bank Foundation, Inc. contribution, severance costs, COVID-19-related expenses, acquisition-related expenses and pension settlement charges.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 51,556
Total average assets	2,240,534	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,739,289	5,048,360
Return on average assets	**0.74%**	**0.35%**	**0.94%**	**1.10%**	**1.19%**	**1.27%**	**0.73%**	**1.02%**
Return on average assets adjusted for non-core items:								
Net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 25,566
Add: core banking system conversion revenue waived	–	–	85	–	–	–	–	–
Less: tax effect of core banking system conversion revenue waived	–	–	30	–	–	–	–	–
Add: net loss on investment securities	–	–	–	–	146	–	368	538
Less: tax effect of net loss on investment securities	–	–	–	–	31	–	77	113
Less: net gain on investment securities	398	729	930	2,983	–	164	–	–
Add: tax effect of net gain on investment securities	139	255	325	1,044	–	34	–	–
Add: net loss on asset disposals	430	1,788	1,133	63	334	782	290	151
Less: tax effect on net loss on asset disposals	150	626	397	22	70	164	61	32
Add: system conversion expenses	–	–	1,259	–	–	–	–	–
Less: tax effect on system conversion expense	–	–	441	–	–	–	–	–
Add: acquisition-related expenses	4,752	10,722	–	341	7,262	7,287	489	4,311
Less: tax effect on acquisition-related expenses	1,663	3,753	–	119	1,525	1,530	103	905
Add: pension settlement charges	1,400	459	–	242	267	–	1,054	–
Less: tax effect on pension settlement charges	490	161	–	85	56	–	221	–
Add: COVID-19 expenses	–	–	–	–	–	–	1,332	502
Less: tax effect on COVID-19 expenses	–	–	–	–	–	–	280	105
Add: other non-core charges	298	592	–	–	–	270	1,055	563
Less: tax effect on other non-core charges	104	207	–	–	–	57	222	118
Less: release of deferred tax asset valuation	–	–	–	–	805	–	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	–	705	–	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	–	897	-	–	–	–
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 40,319	$ 30,358
Total average assets	2,240,534	3,111,853	3,320,447	3,510,274	3,871,832	4,222,482	4,739,289	5,048,360
Return on average assets adjusted for non-core items	**0.93%**	**0.62%**	**0.97%**	**1.08%**	**1.32%**	**1.42%**	**0.85%**	**1.21%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2021, 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-US GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	YTD-20	YTD-21
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 51,556
Add: amortization of other intangible assets	1,428	4,077	4,030	3,516	3,338	3,359	3,223	4,009
Less: tax effect of amortization of other intangible assets (a)	500	1,427	1,411	1,231	701	705	677	842
Annualized net income excluding the amortization of intangible assets	17,612	13,591	33,776	40,756	48,892	56,349	37,313	54,723
Total average equity	270,689	407,296	432,666	450,379	488,139	566,123	575,386	579,721
Less: average goodwill and other intangible assets	87,821	144,013	147,981	144,696	158,115	173,529	181,526	203,509
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	393,860	376,212
Annualized net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 51,556
Total average equity	270,689	407,296	432,666	450,379	488,139	566,123	575,386	579,721
Return on average equity	**6.16%**	**2.69%**	**7.20%**	**8.54%**	**9.48%**	**9.48%**	**6.04%**	**8.89%**
Annualized net income excluding the amortization of intangible assets	$ 17,612	$ 13,591	$ 33,776	$ 40,756	$ 48,892	$ 56,349	$ 37,313	$ 54,723
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	393,860	376,212
Return on average tangible equity	**9.63%**	**5.16%**	**11.86%**	**13.33%**	**14.81%**	**14.35%**	**9.47%**	**14.55%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2021, 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



RETURN ON AVERAGE STOCKHOLDERS' EQUITY ADJUSTED FOR NON-CORE ITEMS

The return on average stockholders' equity adjusted for non-core items represents an non-US GAAP financial measure since it excludes the release of the deferred tax asset valuation allowance, the impact of the Tax Cuts and Jobs Act on the remeasurement of deferred tax assets and deferred tax liabilities, and the after-tax impact of all gains and losses, other non-core charges, Peoples Bank Foundation, Inc. contribution, severance costs, COVID-19-related expenses, acquisition-related expenses and pension settlement charges.

($ in Thousands)	FY-14	FY-15	FY-16	FY-17	FY-18	FY-19	FY-20	YTD-21
Return on average equity adjusted for non-core items:								
Net income	$ 16,684	$ 10,941	$ 31,157	$ 38,471	$ 46,255	$ 53,695	$ 34,767	$ 25,566
Add: core banking system conversion revenue waived	–	–	85	–	–	–	–	–
Less: tax effect of core banking system conversion revenue waived (a)	–	–	30	–	–	–	–	–
Add: net loss on investment securities	–	–	–	–	146	–	368	538
Less: tax effect of net loss on investment securities (a)	–	–	–	–	31	–	77	113
Less: net gain on investment securities	398	729	930	2,983	–	164	–	–
Add: tax effect of net gain on investment securities (a)	139	255	325	1,044	–	34	–	–
Add: net loss on asset disposals	430	1,788	1,133	63	334	782	290	151
Less: tax effect on net loss on asset disposals (a)	150	626	397	22	70	164	61	32
Add: system conversion expenses	–	–	1,259	–	–	–	–	–
Less: tax effect on system conversion expense (a)	–	–	441	–	–	–	–	–
Add: acquisition-related expenses	4,752	10,722	–	341	7,262	7,287	489	4,311
Less: tax effect on acquisition-related expenses (a)	1,663	3,753	–	119	1,525	1,530	103	905
Add: pension settlement charges	1,400	459	–	242	267	–	1,054	–
Less: tax effect on pension settlement charges (a)	490	161	–	85	56	–	221	–
Add: COVID-19 expenses	–	–	–	–	–	–	1,332	502
Less: tax effect on COVID-19 expenses (a)	–	–	–	–	–	–	280	105
Add: other non-core charges	298	592	–	–	–	270	1,055	563
Less: tax effect on other non-core charges (a)	104	207	–	–	–	57	222	118
Less: release of deferred tax asset valuation	–	–	–	–	805	–	–	–
Less: impact of Tax Cuts and Jobs Act on deferred tax liability	–	–	–	–	705	–	–	–
Add: impact of Tax Cuts and Jobs Act on deferred tax assets	–	–	–	897	–	–	–	–
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 38,391	$ 30,358
Average tangible equity	270,689	407,296	432,666	450,379	488,139	566,123	575,386	579,721
Return on average equity adjusted for non-core items	**7.72%**	**4.73%**	**7.43%**	**8.40%**	**10.46%**	**10.63%**	**6.67%**	**10.56%**
Net income adjusted for non-core items	$ 20,898	$ 19,281	$ 32,161	$ 37,849	$ 51,072	$ 60,153	$ 38,391	$ 30,358
Average tangible equity	182,868	263,283	284,685	305,683	330,024	392,594	393,860	376,212
Return on average tangible equity adjusted for non-core items	**11.43%**	**7.32%**	**11.30%**	**12.38%**	**15.48%**	**15.32%**	**9.75%**	**16.27%**

(a) Tax effect is calculated using a 21% federal statutory tax rate for the 2021, 2020, 2019 and 2018 periods and 35% federal statutory rate for all other periods shown.



CHUCK SULERZYSKI
President and Chief Executive Officer
P: 740.374.6163
Chuck.Sulerzyski@pebo.com

KATIE BAILEY
Executive Vice President
Chief Financial Officer and Treasurer
P: 740.376.7138
Kathryn.Bailey@pebo.com



peoplesbancorp.com


EQUAL HOUSING LENDER
MEMBER FDIC